FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * McCaw Craig O. (Last) (First) (Middle) 2300 Carillon Point (Street) Kirkland, Washington 98033 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Nextel Communications, Inc. (NXTL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 3/10/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

        Form filed by One Reporting Person

  X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common								100,000(1)	(1)	(1)
Class A Common								371,950(2)	(2)	(2)
Class A Common								22,820,083(3)	(3)	(3)
Class A Common								(4)	(4)	(4)
Class A Common								19,706(5)	(5)	(5)
Class A Common								225,318(6)	(6)	(6)
Class A Common								20,000(7)	(7)	(7)
13% Preferred series D								1,000(8)	(8)	(8)
Class A Common								80,000(8)	(8)	(8)
Class A Common								20,000(9)	(9)	(9)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Variable Prepaid Forward Sale Contract		3/10/03	3/10/03	J					3/10/03	Class A Common		(6)	(6)	I	(6)

Explanation of Responses:

(1)     The Reporting Person, Craig O. McCaw, is the designated filer on his own behalf and on behalf of Dennis M. Weibling and J. Timothy Bryan. Messrs. McCaw, Weibling and Bryan are Directors of the registrant and are subject to Section 16 reporting requirements.

(2)     Shares owned directly by Eagle River Investments, LLC.  The Reporting Person is a member and manager of Eagle River Investments, LLC.

(3)     Shares owned directly by Digital Radio, LLC (“DR”).  Mr. McCaw is the manager of Eagle River Investments, LLC, which in turn is the manager of DR.  The Reporting Person is a member and the manager of Eagle River Investments, LLC which is a member and the manager of DR.  Mr. McCaw disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.  Mr. Bryan and Mr. Weibling have no reportable beneficial interest in any shares owned by DR.  DR holds options to acquire additional shares of common stock upon the expiration of previously reported variable prepaid forward sale contracts.

(4)     22,667,922 additional shares owned by entities wholly owned or controlled by the Reporting Person are subject to a series of deferred sale transactions with broker-dealer firms pursuant to which such subsidiaries received a notional amount of cash against the future settlement of such shares in the form of a variable rate forward sale contract.

(5)     In February of 2000, 5,931,418 shares (adjusted for a subsequent stock split) were contributed by the Reporting Person to ICO Teledesic Global Limited (“ITGL”) as a capital contribution.  ITGL entered into a deferred sale transaction on March 9, 2000 with Chase Securities, Inc. pursuant to which ITGL received a notional amount of cash against the future settlement of 5,911,712 shares in the form of a variable rate forward sale contract.  The shares subject to the contract were delivered upon the closing of the derivative security position.  ITGL is now known as ICO Global Communications (Holdings) Limited.  Messrs. McCaw, Weibling and Bryan disclaim beneficial ownership of such shares.

(6)     Option Acquisition, L.L.C. (“OA”), an entity controlled by the Reporting Person.  1,500,000 additional shares are subject to a deferred sale transaction with a broker-dealer firm pursuant to which OA received a notional amount of cash against the future settlement of such shares in the form of a variable rate forward sale contract.

(7)     Shares owned directly by On Eagles’ Wings, LLC, a family LLC of Mr. Weibling’s, in which he is the managing member and shares a 60% ownership interest with his wife.  Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

(8)     Shares owned directly by The Weibling Living Trust.  Dennis Weibling is the Trustee of the trust.  Mr. McCaw and Mr. Bryan disclaim ownership of such shares.

(9)     Shares owned directly by Mr. Bryan.  Mr. McCaw and Mr. Weibling disclaim ownership of such shares.

Joint Filer Informaiton

Names:	Craig O. McCaw Dennis M. Weibling J. Timothy Bryan

Address:	2300 Carillon Point Kirkland, Washington 98033

Designated Filer:	Craig O. McCaw

Issuer and Ticker Symbol:	Nextel Communications, Inc. (NXTL)

Date of Event Requiring Statement:	3/10/03

/s/ Craig O. McCaw ** Signature of Reporting Person	3/10/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002